DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

January 16, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Christie Wong, Jeanne Baker, Jane Park and Conlon Danberg

Re:	GigCapital5, Inc.

Amendment No. 6 Registration Statement on Form S-4

Filed December 29, 2023

File No. 333-269760

Dear Mses. Wong, Baker, Park and Murphy:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital5, Inc. (the “Company” or “GigCapital5”), by your letter dated January 10, 2024, regarding the above-referenced filing (“Amendment No. 6”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital5 will file Amendment No. 7 to the Registration Statement on Form S-4 (“Amendment No. 7”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 6 if referring to the Staff’s comment, or to Amendment No. 7 if in the response.

Amendment No. 6 to Form S-4 filed on December 29, 2023

Unaudited Pro Forma Financial Statements , page 157

1.

We note your response to prior comment 2 as well as your enhanced disclosures related to Scenarios 4 and 8 on page 148. While we note that the parties, in their discretion, may waive the net tangible assets closing condition pursuant to the terms of the BCA, please address how you will address Sections 9.1(a) and (e) of your Charter which also includes the $5,000,001 net tangible asset requirement.

United States Securities and Exchange Commission

January 16, 2024

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on page 158 of Amendment No. 7.

2.

We note your response to the second bullet point of prior comment 3, which indicates that for purposes of the pro forma financial statements, the Company has prepared them with the assumption that shares are being acquired under the Stock Subscription Agreement. In order to present the range of possible results, please address the impact to your pro forma financial statements if you assume the parties are going to hold their shares under the November 2023 Non-Redemption Agreements. Refer to Rule 11-02(a)(10) of Regulation S-X.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 71-72, 75-78, 80, 163-164, 168-171, 179-181, 186-187, 192-202, 205-207, 210-212, 214 and 216-218 of Amendment No. 7.

3.

We note your response to the second bullet of prior comment 4 as well as the revisions made to footnote 6 to the tabular presentation of the pro forma shares of the combined Company. For clarity and transparency, please expand your tabular presentation to separately present the material transactions which result in the issuance of QT Imaging Common Stock from the original former holders of QT Equity Securities.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 15-19, 73-78, 165-171 and 203-214 of Amendment No. 7.

4.

With reference to Note B4, please reconcile the number of converted shares of the combined company, including the “Early Investor Consideration Shares” to the conversion of QT Imaging Convertible Notes (footnotes 5 and 6) in your tabular presentation of the pro forma shares of the combined company on page 153 and 154.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 73-78 and 165-171 of Amendment No. 7.

5.

We note your response to prior comment 8 as well as your expanded disclosures on page 174. You indicate that QT Imaging will recognize the issuance of the QT Imaging Common Stock as general & administrative expense in accordance with ASC 718-10. Please quantify such expense and address the need to reflect that expense in your pro forma financial statements

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 188, 190, 192 and 202 of Amendment No. 7.

6.

We note your response and revisions made in response to prior comment 11. As previously requested, with reference to the terms of the Yorkville financing agreement, please explain how you are accounting for the 1,000,000 share of QTH Holdings to be issued upon completion of the Business Combination.

United States Securities and Exchange Commission

January 16, 2024

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 196 and 197 of Amendment No. 7.

7.

We note your response to prior comment 12 and your revised disclosures on page 178. For transparency and clarity, please separately quantify the impact that the Stock Subscription Agreements, Yorkville Financing, September and November Non-Redemption Agreements, and any other recent financings had on your pro forma weighted average share calculation as well as your outstanding or potential shares of the Combined Company common stock equivalents that were excluded from the computation of pro forma diluted loss per share.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 203-214 of Amendment No. 7.

8.

We note your response to comment 13. Please clarify whether or not $1 million Bridge Loan entered in November 2023 is included in your Note B4 referenced $3,500,000 Stock Subscriptions Agreements. Also as previously requested, address how the Working Capital Note that was amended on October 26, 2023 to increase the principal amount to $705,000 is reflected in your pro forma financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 194 and 195 of Amendment No. 7.

*        *        *

United States Securities and Exchange Commission

January 16, 2024

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s Jeffrey C. Selman

Jeffrey C. Selman

cc: Dr. Raluca Dinu

Enclosures